Exhibit 99.1

PNI Digital Media Reports Fiscal 2013 Financial Results

VANCOUVER, BC – December 10th, 2013 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, today announced financial results for fiscal 2013 and its fourth quarter ended September 30th, 2013.

“During fiscal 2013, we successfully brought a number of key innovations to market that broadened the PNI Platform and positioned us favourably to  respond to the changing needs of our retail partners and their consumers,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Recognizing the emergence of mobile devices, tablets, social media and cloud storage allowed us to be first to market with new product builders that work on any device and have a rich user experience that integrates cloud and social media. Additionally, the release of our Platform API was a key milestone in our strategy to be a true platform leader, enabling developers to integrate the PNI Platform into their application while we still earn transaction fees without corresponding development efforts. With our new technology now in the market, we are already seeing good adoption and expect our revenues, income and transactions processed to be up in 2014.”

“Our fourth quarter of 2013 was a turning point for PNI, demonstrating both year-over-year top-line revenue growth and reduced expenses, resulting in an EBITDA positive quarter,” said Cam Lawrence, Chief Financial Officer of PNI. “We expect to continue growing our top-line revenue in the holiday quarter with the recent launch of our HTML5 Card and Invitations builders, and into the New Year as we launch with Office Depot and Samsung.”

Fiscal 2013 Fourth Quarter Financial Highlights

•	Revenue for the quarter was $5.4 million compared to $5.1 million in the same period in 2012, a 6.3% increase.

•	Generated a non-IFRS EBITDA1 of $315,656 in Q4 2013, an $830,431 improvement from an EBITDA loss of $514,775 in Q4 2012.

•	Transactional revenue was $4.1M in the quarter, compared to transactional revenue of $3.9M in the fourth quarter last year.

•	Transactional revenue comprised 76% of total revenue for the quarter.

Fiscal 2013 Full Year Operational Highlights

•
The photo industry continues to grow, creating increasing opportunity for PNI.  During fiscal 2013 the Company processed a record 20.1 million transactions across the PNI Digital Media Platform, a 5.2% increase from fiscal 2012.

•
The dollar value of online transactions processed for our retail partners over the PNI Digital Media Platform increased to $248.7 million in online transactions, a 5.3% increase compared to fiscal 2012. This growth was driven in part by our investment in mobile technologies, as transactions generated from mobile devices increased from 0.5% of total online transactions in the third quarter of 2012 to over 7% of online transactions in the fourth quarter of fiscal 2013.

•
Effective September 1st, 2013 the Company has renegotiated all client contracts to a transaction fee model where PNI is compensated by the retailers based on a percentage of the transacted order value. This will allow PNI to participate in the revenue growth its retailers are seeing in photo products.

•
Subsequent to year end, PNI signed a definitive agreement with Samsung USA to provide mobile photo printing services as an embedded application on Samsung devices. This application will enable Samsung customers to route photos taken on their Samsung headset for printing at over 30,000 retail locations in the United States connected to the PNI Platform, including Walmart.com and Walgreens. PNI launched the beta version of the application in Q1 2014 and will earn a fee on each transaction processed.

•
Signed a multi-year agreement with Office Depot to support their online Copy and Print Depot over the PNI Digital Media Platform. Office Depot is a new top-tier partner for PNI and we expect to deploy the Platform to over 1,100 Office Depot locations.

•
The Company successfully delivered a series of all-new HTML5 personalized greeting card, invitations and photo collage and gift builders for leading retailers PNI's new device agnostic HTML5 builders are now live at leading PNI retailers, enabling the easy creation and ordering of personalized cards, invitations and photo collages and gifts from any tablet, smartphone or computer.

•
Successfully launched the next generation of the PNI Platform with leading retailers, including extending our cloud media integrations enabling end users to print their digital media files over the PNI Digital Media Platform directly from our supported cloud media partners to the consumer’s preferred retail location.  PNI’s growing list of integrated cloud media partners includes Dropbox, Facebook, Instagram, Google+ Photos, Google Drive, Microsoft SkyDrive and Flickr.

•	Successfully launched the PNI Photo Services API, extending our platform to support an ‘endless aisle’ of products and services from third parties over our Platform.

•
Acquired QS Quarterhouse Software Ltd (“Quarterhouse”), an Austin-based firm specializing in business printing solutions for retailers.  The integration between Quarterhouse and PNI’s Platform continues to proceed as expected. PNI also successfully signed and launched its first implementations of the Quarterhouse technologies, including launching several sites for various AlphaGraphics franchisees.

•
On December 3, 2013, the Company announced that it had entered into an underwriting agreement, for the sale of 6,191,000 common shares at a price (the "Offering Price") of $1.05 per common share (the "Shares") to raise gross proceeds of $6,500,550 under a short form prospectus (the "Offering"). The Company has granted to the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 928,650 Common Shares (the “Over-Allotment Shares”), representing 15% of the number of Offered Shares sold under the Offering.  The offering is expected to close on or about December 20, 2013.

Fiscal 2013 Full Year Fiscal Highlights

•	Revenue for the year was $20.9 million compared to $22.7 million in fiscal 2012. The decrease in revenue was due predominantly to renegotiated terms with a leading UK retailer.

•	Gross margin in fiscal 2013 was 50%, as compared to 53% in 2012.

•	Generated a loss before taxes in fiscal 2013 of $4.8 million, as compared to a loss before taxes of $2.3 million in fiscal 2012.

•
Non-IFRS adjusted EBITDA was negative $1,692,968 during fiscal 2013, compared to a non-IFRS adjusted EBITDA gain of $1,464,784 during the same period last year. This change is a reflection of the lower revenues earned as well as higher personnel costs, higher legal and accounting fees, and higher one-time direct costs associated with the reprinting of certain items sold.

•	The Company ended the quarter with $2.4 million in cash and cash equivalents.

Conference Call:

The company will host a conference call on Tuesday, December 10th, 2013 at 4:30pm ET (1:30pm PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation.

Dial-In Number:                                (888) 241-0394
International:                                     (647) 427-3413
Conference ID#:                                11012865

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, invitations and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
James Binckly
TMX Equicom
(416) 815-0700 x228
jbinckly@tmxequicom.com

Cameron Lawrence
PNI Digital Media Inc.
(604) 893-8955 x229
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.

All other trademarks are property of their respective owners.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three months ended September 30,		Year ended September 30,
	2013	2012	2013	2012

Revenue	$5,393,541	$5,072,694	$20,899,204	$22,712,805
Cost of sales	2,721,772	3,238,219	10,401,693	10,458,022
Gross Profit	2,671,769	1,834,475	10,497,511	12,254,783

Expenses
Software development	2,388,959	2,797,902	9,907,590	9,678,638
General and administration	729,472	762,490	3,591,014	3,768,203
Sales and marketing	450,908	348,645	1,474,749	1,038,374

	3,569,339	3,909,037	14,973,353	14,485,215

Loss from operations	(897,570)	(2,074,562)	(4,475,842)	(2,230,432)

Foreign exchange loss	(424,600)	(25,536)	(483,613)	(82,647)
Finance income	521	1,872	(4,167)	4,647
Finance costs	(11,872)	0	(18,065)	$0
Bargain purchase gain	(34,868)	0	128,537	$0

	(470,819)	(23,664)	(368,974)	(78,000)

Loss before income tax	(1,368,389)	(2,098,226)	(4,844,816)	(2,308,432)

Deferred income tax (expense) recovery	(2,822,517)	(2,620,675)	(2,822,517)	(1,814,221)
Income tax recovery (expense)	(2,822,517)	(2,620,675)	(2,822,517)	(1,814,221)

(Loss) profit for the period	(4,190,906)	(4,718,901)	(7,667,333)	(4,122,653)

Other comprehensive gain (loss):

Items that may be subsequently reclassified to the statement of operations

Exchange differences on translation of foreign operations	519,212	$(81,849)	546,336	(170,956)

Total comprehensive (loss) income for the period	$(3,776,022)	$(4,800,750)	$(7,120,997)	$(4,293,609)

Loss per share
Basic	$(0.11)	$(0.14)	$(0.21)	$(0.12)
Fully diluted	$(0.11)	$(0.14)	$(0.21)	$(0.12)
Weighted Average Number of Shares Outstanding - Basic	34,299,016	34,178,165	34,299,016	34,178,165
Weighted Average Number of Shares Outstanding - Diluted	34,299,016	34,199,622	34,299,016	34,199,622

Consolidated Balance Sheets

	September 30, 2013	September 30, 2012

Assets

Current assets
Cash and cash equivalents	$2,425,106	$4,611,824
Accounts receivable	3,829,654	4,253,541
Prepaid expenses and other current assets	411,728	622,970

	6,666,488	9,488,335

Property, plant and equipment	4,482,948	4,683,355
Deferred income tax asset	2,214,519	5,222,603
Intangible assets	1,254,931	2,124
Goodwill	-	568,479
Other long-term assets	132,346	-

	$14,751,232	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,037,374	$4,390,437
Line of credit and overdraft	1,401,067	-
Current portion of deferred revenue	308,990	318,107
Current portion of finance lease obligations	341,659	-
Deferred rent	22,953	-
Contingent consideration	343,279	-

	5,455,322	4,708,544

Deferred revenue	273,241	437,140
Finance lease obligation	576,104	-
Deferred rent – Long term	275,632	-
Deferred income tax liability	332,354	-
	6,912,653	5,145,684

Shareholders’ Equity

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,410,066	19,334,098
	86,291,814	86,151,450

Accumulated deficit	(78,802,351)	(71,135,021)

Accumulated other comprehensive loss (income)	349,116	(197,217)

	(78,453,235)	(71,332,238)

	7,838,579	14,819,212

	$14,751,232	$19,964,896

Non-IFRS Financial Measures
	Three Months Ended		Year Ended
	30-Sep-13	30-Sep-12	30-Sep-13	30-Sep-12

Net profit (loss) in accordance with IFRS	$(4,190,904)	$(4,718,901)	$(7,667,330)	$(4,122,653)
Amortization of property and equipment	417,851	555,561	1,659,913	1,808,725
Amortization of intangible assets	126,407	373,396	309,156	1,091,024
Impairment of intangible assets	-	540,735	-	540,735
Impairment of goodwill	594,851	77,382	594,851	77,382
Interest expense	11,872	-	18,065	-
Income taxes	2,822,517	2,620,675	2,822,517	1,814,221
Stock based compensation expense	40,050	65,304	140,364	208,749
Bargain purchase gain	34,868	-	(128,539)	-
Unrealized foreign exchange loss (gain)	442,825	(28,928)	542,234	46,601
Loss on disposal of property and equipment	15,318	-	15,801	-
Adjusted EBITDA	$315,655	$(514,776)	$(1,692,968)	$1,464,784

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.